OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BIDS Trading L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Liberty Plaza, 165 Broadway, 23rd Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fred Teufel	(610) 308-9911	fred@vigilantllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

1000 Walnut, Suite 1100	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Berte _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BIDS Trading L.P. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CADY M. STARK
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 13, 2030

Signature: _____

Title: _____
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BIDS Trading L.P.

Financial Statement

(With Report of Independent Registered Public Accounting Firm Thereon)

As of December 31, 2023



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Partners and the ATS Oversight Committee
BIDS Trading L.P.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BIDS Trading L.P. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2021.

Kansas City, Missouri
February 22, 2024

BIDS Trading L.P.
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	8,010,465
Receivables:		
Accounts receivable, net		4,087,212
Receivables from non-subscribers		792,521
Total receivables		4,879,733
Other assets		184,033
Total assets	$	13,074,231

Liabilities and Partners' Capital

Liabilities:		
Accounts payable and accrued expenses	$	569,414
Payables to affiliates		4,748,046
Total liabilities		5,317,460
Commitments and contingencies (note 7)		
Partners' Capital:		
General Partner		1
Limited Partner		7,756,770
Total partners' capital		7,756,771
Total liabilities and partners' capital	$	13,074,231

See accompanying notes to financial statement.

(1) Nature of Business

BIDS Trading L.P. (the Company) was formed as a Delaware Limited Partnership on June 14, 2006. The Company is an agency broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is an indirect, wholly-owned subsidiary of Cboe Global Markets, Inc (the Parent). The Company operates a proprietary alternative trading system (the ATS), which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading among buy-side and sell-side entities seeking to complete large block orders and generates brokerage transaction fees for the Company for facilitating such transactions. The Parent is listed on the Cboe BZX Exchange.

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 in that the Company limits its business activities exclusively to effecting securities transactions in Regulation National Market System (NMS) stocks on its ATS on behalf of its broker-dealer subscribers. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to subscribers, did not carry accounts of or for subscribers, and did not carry proprietary accounts of broker-dealers ("PAB accounts") throughout the most recent fiscal year.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The financial statement is presented in conformity with generally accepted accounting principles in the United States (GAAP) as established by the Financial Accounting Standards Board (FASB). References to GAAP in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

(c) Cash

The Company maintains its cash at various financial institutions and brokerage firms that, at times, may be in excess of the federal insurance limits.

(d) Restricted Cash

The Company maintains a cash balance deposited with its clearing broker, BofA Securities, Inc. (BofA), in accordance with the Clearing Agreement between the Company and BofA.

(e) Receivables

On a periodic basis, management evaluates the Company's receivables from subscribers and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments-Credit Losses*.

Accounts receivable are presented net of allowance for credit losses on the statement of financial condition and the associated losses are presented in other expenses on the statement of operations. Account receivable primarily consists of transaction fees receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, a provision for uncollectible accounts of $22,211 has been recorded. See Note 4 (Accounts Receivable) for more information.

Receivables from non-subscribers primarily consists of the restricted cash balance deposited with its clearing broker, BofA.

(f) Other Assets

Other assets include prepaid expenses.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The fair value of the Company's financial instruments, including the accounts receivable, receivables from non-subscribers, and accounts payable and accrued expenses, approximates the carrying value due to their short-term nature.

(4) Accounts Receivable

The accounts receivable balance at December 31, 2023 was $4,087,212. This primarily consists of transaction fees receivable.

The expected credit losses of accounts receivable balances are regularly evaluated based on a combination of factors such as subscriber creditworthiness, past transaction history with the subscriber and current economic trends. Changes to expected credit losses during the period are recognized in earnings. The allowance for accounts receivable credit losses is calculated using an aging schedule.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of December 31, 2023, requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2023, the Company had net capital of $3,354,636, which was $3,000,138 in excess of its required net capital of $354,498. The ratio of aggregate indebtedness to net capital was 1.6 to 1.

(6) Related Party Transactions

The Company has entered into Administrative Services and Support Agreements with affiliates of the Parent. Pursuant to these agreements, certain affiliates of the Parent provide shared services to the Company such as accounting and payroll. Costs for services provided and other expenses, such as facility costs and technology costs, are allocated to the Company from the other affiliates in accordance with the Administrative Services and Support Agreements. The payable to affiliates for this agreement was $4,748,046 as of December 31, 2023. The Company settles all activity with the other affiliates through the Parent annually or as needed.

(7) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statement; however, litigation is subject to many uncertainties, and management does not expect the resolution of such matters to have a material impact on the Company's financial position.

The Company is exposed to counterparty credit risk in the case of failure to perform on the part of the clearing firm that is involved in processing equities transactions on the Company's behalf. The Company uses BofA to clear transactions. BofA guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. Thus, the Company is potentially exposed to counterparty credit risk on equities trades between the trade date and one day after the trade date in the event that BofA fails to perform. In the case of a failure to perform on the part of BofA the Company has obligations to the counterparties to satisfy the trades. The Company believes that any potential requirement for the Company to make payments under these obligations is remote and accordingly, has not recorded any liability in the financial statement for these obligations.

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2023 through February 22, 2024, which is the date the financial statement was available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statement or would be required to be recognized in the financial statement as of December 31, 2023.